Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

FOIA CONFIDENTIAL TREATMENT REQUEST

April 25, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Ms.	Lindsay McCord

                     Mr. Kevin W. Vaughn

RE:     Royal Bank of Canada – Form 40-F for the fiscal year ended October 31, 2011 filed December 2, 2011

            SEC File No. 001-13928

Dear Ms. Hayes, Ms. McCord and Mr. Vaughn:

On behalf of Royal Bank of Canada (“RBC”), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the shaded information identified as confidential under the response to each of the comments in the enclosed letter, dated April 25, 2012, of RBC to Ms. Suzanne Hayes, Ms. Lindsay McCord and Mr. Kevin W. Vaughn of the Division of Corporation Finance, Securities and Exchange Commission (the “Confidential Material”). In addition, we request that any memoranda, notes, transcripts or other writings that are made by or at the direction of any employee of the Securities and Exchange Commission that incorporate, include or relate to any of the Confidential Material or referred to in any conference, meeting, telephone conversation or interview between directors, employees, former employees, representatives, agents of, and/or counsel to RBC, or any other person, likewise be treated as nonpublic information and confidential under the Freedom of Information Act (“FOIA”). Please promptly inform the undersigned and Donald J. Toumey and Donald R. Crawshaw of Sullivan & Cromwell LLP, at the respective addresses indicated below, of any request for the Confidential Material made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

Any notifications with respect to this request for confidential treatment should be directed to the undersigned at Royal Bank of Canada, 200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5, Canada or via facsimile at 416-974-0400, with a copy to Donald J. Toumey and Donald R. Crawshaw at Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or via facsimile at (212) 558-3588.

Very truly yours,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

(Enclosures)

cc:	FOIA Officer, Securities and Exchange Commission
V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
R. Bolger, Senior Vice President & Controller
L.F. Mezon, Chief Accountant
R. Nunn, Partner, Deloitte & Touche
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP
(w/o enclosures)

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

April 25, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

                 Ms. Lindsay McCord

                 Mr. Kevin W. Vaughn

RE: Royal Bank of Canada – Form 40-F for the fiscal year ended October 31, 2011 filed December 2, 2011

        SEC File No. 001-13928

We received your comment letter dated March 28, 2012 in connection with your review of our supplemental response dated December 16, 2011 and the audited financial statements and related disclosures for the fiscal year ended October 31, 2011 contained in the annual report on form 40-F (“2011 Form 40-F”) of Royal Bank of Canada (“RBC”). For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.

All page and note references in our response pertain to our 2011 Annual Report unless otherwise noted. In addition, all dollar amounts are Canadian dollars unless otherwise noted.

Form 40-F for the Fiscal Year Ended October 31, 2011

General

1.	We are aware of publicly available information indicating that you provide services [to] the Central Bank of Iran. Iran is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. The Central Bank of Iran is included in the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, including services or support provided to, Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements, for the last three fiscal years. Your response should describe any business contacts you have had with the Iranian government or entities affiliated with, or controlled by, that government. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

Royal Bank of Canada and its subsidiaries (collectively, “RBC”) maintains a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which it operates. RBC believes it has been in compliance with relevant economic sanctions legislation throughout its most recent three fiscal years and to date in fiscal 2012.

RBC has not provided services to the Central Bank of Iran (“CBI”), or to any other Iranian financial institution, since February 2010. RBC’s non-U.S. offices continue to provide certain services (consistent with similar U.S. authorizations for U.S. financial institutions) to the Embassy of the Islamic Republic of Iran in Canada. These services are discussed below.

In referring to publically available information that indicates that RBC provides services to the CBI, we speculate that Staff may be referring to a May 2010 publication entitled “Iran’s Dirty Banking – How the Islamic Republic Skirts International Financial Sanctions”, written by Avi Jorisch.

In August 2011, the Global Anti-Money Laundering Compliance (“AMLC”) group at RBC became aware of that 2010 publication. In response, RBC sent a letter to Mr. Jorisch on August 8, 2011, advising that the information in the publication relating to RBC was incorrect. RBC also advised Mr. Jorisch that, as of the date of the letter, RBC did not provide services to the CBI or any other Iranian financial institution.

In response, Mr. Jorisch sent a letter advising that the book he authored was published in May 2010 and that he obtained the information from the Banker’s Almanac, published between January 2010 and May 2010. According to that version of the Banker’s Almanac, the CBI reported RBC’s SWIFT Code on October 15, 2009 and Saman Bank reported RBC’s SWIFT code and account number on November 29, 2009. Mr. Jorisch also acknowledged that between February and May 2010, the Bankers Almanac removed RBC from the list with respect to Saman Bank and stated that he had noted, in his book, that RBC had stopped servicing Saman Bank.

As mentioned above, and consistent with RBC’s compliance program, RBC terminated the provision of all financial services to Iranian financial institutions, including to the CBI and Saman Bank, in February 2010. We have confirmed that Bankers Almanac no longer includes an entry linking RBC to CBI.

RBC’s Termination of Banking Services to Other Iranian Banks

In February 2009, RBC terminated its relationship with the Export Development Bank of Iran (“EDB”) in response to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) identification of that entity as a sanctioned party pursuant to the Non Proliferation of Weapons of Mass Destruction (“NPWMD”) program. At no time did RBC’s U.S. offices provide prohibited services to the EDB.

Moreover, RBC has not provided any services, other than those discussed above, to Iranian financial institutions since 2008.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

As you may be aware, in July 2010, subsequent to the time at which RBC terminated the last of its relationships with Iranian financial institutions, the Canadian Special Economic Measures Act (Special Economic Measures (Iran) Regulations) prohibited the establishment or maintenance of a correspondent banking relationship with Iran. RBC has complied with this measure in all respects and ahead of the date mandated by law.

Dealings with the Government of Iran

a)	Shipment of Wheat from Canada to Iran on the Islamic Republic of Iran Shipping Lines

In December 2008, a CAD wire payment processed through RBC’s payments centre in Canada was escalated to AML Compliance because of a hit against an entity on OFAC’s Specially Designated Nationals list linked to OFAC’s weapons of mass destruction sanctions program. The underlying payment emanated from IRISL EUROPE GMBH (“IRISL”), Hamburg, Germany, to an RBC client (a Canadian shipping agent in Canada) in the amount of CAD 26,511.00. The payment related to the provision of services by RBC’s client in Canada to an IRISL vessel while it was docked in Canada to onboard Canadian Wheat Board wheat. The Canadian Wheat Board is a Canadian Crown Corporation established in 1935 by the Canadian Wheat Board Act. Its object is to market in an orderly manner, in interprovincial and export trade, grain grown in Canada.

The Canadian Wheat Board was shipping the wheat to the Government Trading Corporation of Iran. No U.S. account or U.S. jurisdiction was involved at any stage in the transaction. Moreover, Canadian law did not prohibit dealings with IRISL at the time.

In such circumstances, RBC permitted payments in CAD from IRISL or entities controlled by IRISL to the Canadian shipping agent as well as CAD payments from the CAD account of CBI on the books of RBC to the Canadian Wheat Board account at another Canadian financial institution, all related to the shipment of wheat from the Canadian Wheat Board.

The payments to the Canadian shipping agent continued until April 2009 and the payments to the Canadian Wheat Board continued until July 2009. The payments continued into 2009 because the last of the three letters of credit related to shipments of wheat to Iran expired in October 2009. The other two expired in March 2009. There were continued shipments (last one in July 2009) and payments (last one August 2009) under the letter of credit which expired in October 2009.

Upon having identified the connection between the Canadian shipping agent and IRISL, RBC immediately engaged in extensive discussions with, and obtained necessary certifications from, its client that it would discontinue any future dealings with IRISL.

b)	Embassy of the Islamic Republic of Iran in Canada

RBC maintains certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada. Similar to OFAC’s general licenses authorizing (1) U.S. persons to provide services to the Iranian Government Missions in the United States; and (2) non-

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

commercial remittances between the United States and Iran,1 Canadian law permits transactions in respect of accounts at a Canadian financial institution that are used for the regular business of the Embassy of Iran or its consular missions in Canada. These accounts are used for general banking activities of the Embassy and disbursements relating to expenses for Iranian students studying in Canada.

c)	International Bank of Reconstruction and Development Project

In June 2005, the International Bank for Reconstruction and Development (“IBRD”), part of the World Bank Group, provided a USD 120,000,000 loan to the Iranian Ministry of Jihad-e-Agriculture (the “IMA”) to improve soil and water management in Iran (the “Project”).2

In February 2006, the IMA entered into a consultancy services contract with a Canadian joint venture in support of the project. A portion of the IBRD loan proceeds was allocated to pay the Canadian joint venture. Under the terms of the contract, the IBRD was required to approve each payment to the Canadian joint venture.

RBC currently provides a USD chequing account and USD wire transfer services to the joint venture.

In July of 2011, RBC suspended processing certain payments from the IBRD to the Canadian joint venture because RBC discovered that the payments were for services provided to the IMA. RBC believes that processing these payments is consistent with applicable law but has requested confirmation from OFAC and is currently awaiting a response.

The IBRD sent USD wire payments to the Canadian joint venture to credit its account with RBC in Canada for services rendered by Canadian joint venture employees and contractors on the Project. The Canadian joint venture also utilized USD wires to pay individuals and contractors. No USD transactions processed through the Canadian joint venture’s account emanated from, or were destined to, persons in Iran or to the Government of Iran. Further, no Iranian Accounts (as defined in section 560.320 of the Iranian Transactions Regulations (“ITR”), 31 C.F.R. Part 560), Specially Designated Nationals, or Iranian financial institutions were involved in processing Project related transactions through RBC.

As stated above, RBC will take no further action on this account unless OFAC advises us that such activities are consistent with applicable law.

[1]	See 31 C.F.R. §§560.512; 560.516.
[2]	At no time did RBC, directly or indirectly, provide financing to the IMA through this project.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

Exhibit 2 – Financial Review

Consolidated Financial Statements, page 84

Note 11, Significant acquisitions and dispositions, page 119

2.	We note your response to prior comment four of our letter dated November 23, 2011 regarding your write off of goodwill and intangibles of C$1.4 million for your U.S. regional retail banking operations in the third quarter of 2011 for Canadian GAAP. We also note your disclosure on page 68 that your goodwill impairment test under IFRS 1 as of the transition date, November 1, 2010, indicated that the U.S. Banking CGU was fully impaired. Please address the following:

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

(a)	Confirm that your goodwill impairment test under IFRS 1 was based only on the conditions as of November 1, 2010, the transition date to IFRS. Refer to paragraphs 14 to 17 of IFRS 1.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

(b)	Tell us whether you used the fair value less costs to sell or value in use for the recoverable amount of the U.S. banking cash-generating unit (CGU) in the impairment test. Refer to IAS 36 paragraph 74.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

(c)	Describe in detail the differences in your goodwill impairment test for the International Banking unit under Canadian GAAP and U.S. GAAP as of August 1, 2010 and the one performed under IFRS as of November 1, 2010. In your response address the key assumptions used in the valuation of the reporting unit and recoverable amount and any significant differences noted in the carrying amounts.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

(d)	Quantify the impact that the definition of the recoverable amount as the higher of fair value less cost to sell or value in use had to your impairment test. Also, tell us whether the aggregation of the U.S. regional and Caribbean retail banking units was significant to the determination that there was no goodwill impairment on August 1, 2010.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

If you have any questions regarding our responses, please contact Rod Bolger, RBC’s Senior Vice President, Finance and Controller, at 416-974-0729, or me.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

cc:	V. L. Young, Chairman, Audit Committee of the Board

G.M. Nixon, President and Chief Executive Officer

D.R. Allgood, Executive Vice President and General Counsel

R. Bolger, Senior Vice President, Finance and Controller

L.F. Mezon, Chief Accountant

R. Nunn, Partner, Deloitte & Touche, LLP

D.R. Crawshaw, Sullivan & Cromwell LLP

D.J. Toumey, Sullivan & Cromwell LLP